SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated February 15, 2006, regarding the execution of a letter of understanding with federal administration.

Item 1

Buenos Aires, February 15, 2006.

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Significant Event Notice.
Execution of Letter of Understanding with Federal Administration

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in accordance with the provisions of section 23 of the Listing Regulation.

In this regard, please be advised that the Federal Administration, through the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (UNIREN – Utility Contract Renegotiation and Analysis Unit), and Telefónica de Argentina S.A. (“Telefónica” or the “Company”) signed on this day, a Letter of Understanding (the “Letter of Understanding”). Having complied with the procedures set forth in the applicable rules, this Letter of Understanding shall be the basis for the Agreement on Transfer Contract Renegotiation approved by Decree 2332/90 under the provisions of Section 9, Law 25,561.

Among other things, the Letter of Understanding sets forth:

Investments: Telefónica (a) shall continue making investments for developing and updating its network technology; (b) undertakes to foster i) research and development relating to new services; ii) actions towards reducing the digital divide and developing the information society, and iii) update and technology transfer programs, as well as the development of domestic companies.

Service Goals and Long Term Goals: Telefónica undertakes to continue to provide service in accordance with all the quality obligations arising from applicable rules and regulations. As of December 31, 2010, Telefónica shall have attained the goals set as Long Term Goals in Decree No. 62/90, and in the General Regulations on Basic Telephony Service Quality. Starting in 2006 and until the above date, Telefónica shall have attained certain Service Goals.

Contractual Situation: Telefónica has reasonably complied with the obligations set forth in the Transfer Contract and the applicable regulatory framework. There has been certain non-compliance which was subject to penalties, and certain operation-related issues are pending, which shall be resolved by June 30, 2006.

Regulatory Framework: The parties undertake to comply with and keep the legal terms set in the Transfer Contract and the applicable rules and regulations. The National Executive Branch undertakes to set a stable legal framework in the future to regulate this business sector. To that end, it shall submit a bill to the Legislative Branch.

Suspension of Actions: For a period of 210 business days beginning thirty days after the completion of the Public Hearing to be called by the UNIREN in order to discuss the Letter of Understanding, Telefónica and its shareholders will have to suspend all dealings relating to any claims, recourses and complaints filed or in progress, either in administrative, arbitration or judicial venue, in our country or abroad, grounded or related to the facts or actions arising from the emergency situation set forth by Law No. 24,561 regarding the Transfer Contract and the Company's license.

Abandonment of Right and Actions: Within thirty days after the ratification of the Agreement by the National Executive Branch, Telefónica and its shareholders representing at least 98% of the capital stock shall fully and expressly abandon any rights that may be eventually invoked, as well as any such actions filed or in progress, grounded or related to the facts or actions arising from the emergency situation set forth by Law No. 25,561 regarding the Transfer Contract and the Company’s license. The foreseen abandonment shall not be construed as abandonment by the Company of such rights that may be applicable under different future circumstances. Failure to perform such abandonment shall imply a rejection of the Agreement by the Company, and could lead to the revocation or expiration of the Company’s license.

Incoming International Calls in Local Area: In order to adjust to international standards the termination fee of incoming international calls and to improve the foreign exchange balance of our country resulting from the use of international telecommunication services, the application of a correction factor is approved such that the termination fee is increased by a multiple of three.

Time Band Unification: Reduced rate time bands will be unified for local, domestic long distance and international long distance calls resulting in the joint application of minor discounts.

Equal Treatment: Within the contract renegotiation process scope, the Federal Administration undertakes to provide the Company treatment equal to that granted to other telecommunication companies involved in the above mentioned process.

Renegotiation Agreement: The Letter of Understanding shall be submitted to a Public Hearing proceeding in order to promote the involvement of users and the community at large to build the consensus needed to make progress towards the execution of the Renegotiation Agreement. Likewise, the Letter of Understanding shall be submitted for other approvals required by applicable rules and regulations.

Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: February 15, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel